                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                          BLACK WARRIOR WIRELINE CORP.
                 _____________________________________________
                                (Name of Issuer)

                   Common Stock, $0.0005 par value per share
               __________________________________________________
                         (Title of Class of Securities)

                                  092260 30 6
                              ____________________
                                 (CUSIP Number)


                              Carolyn M. Campbell
                           1301 McKinney, Suite 3200
                           Houston, Texas  77010-3033
                                 (713) 651-0600
           _________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 29, 1998
             _____________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 092260 50 4               13D                  Page 2 of 8 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Bendover Company, f/k/a DiamondBack Directional, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
-------------------------------------------------------------------------------
       NUMBER OF          7   SOLE VOTING POWER

       SHARES                 647,569
                          -----------------------------------------------------
       BENEFICIALLY       8   SHARED VOTING POWER

       OWNED BY               -0-
                          -----------------------------------------------------
       EACH               9   SOLE DISPOSITIVE POWER

       REPORTING              647,569
                          -----------------------------------------------------
       PERSON            10   SHARED DISPOSITIVE POWER

       WITH                   -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     647,569
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                            [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 092260 50 4               13D                  Page 3 of 7 Pages
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Alan W. Mann
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO, PF
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------
       NUMBER OF          7   SOLE VOTING POWER

       SHARES                 784
                          -----------------------------------------------------
       BENEFICIALLY       8   SHARED VOTING POWER

       OWNED BY               647,569
                          -----------------------------------------------------
       EACH               9   SOLE DISPOSITIVE POWER

       REPORTING              784
                          -----------------------------------------------------
       PERSON            10   SHARED DISPOSITIVE POWER

       WITH                   647,569
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     648,353
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                            [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.7%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 092260 50 4               13D                  Page 4 of 7 Pages
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     M. Dale Jowers
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO, PF
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [_]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
-------------------------------------------------------------------------------
       NUMBER OF          7   SOLE VOTING POWER

       SHARES                 13,000
                          -----------------------------------------------------
       BENEFICIALLY       8   SHARED VOTING POWER

       OWNED BY               647,569
                          -----------------------------------------------------
       EACH               9   SOLE DISPOSITIVE POWER

       REPORTING              13,000
                          -----------------------------------------------------
       PERSON            10   SHARED DISPOSITIVE POWER

       WITH                   647,569
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     660,569
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                             / /
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------

CUSIP No. 092260 50 4                                         Page 5 of 7 Pages

ITEM 1.  SECURITY AND ISSUER

     This statement, Amendment No. 2 to Schedule 13D, relates to the common stock, $0.0005 par value ("Common Stock") of Black Warrior Wireline Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3748 Highway 45 North, Columbus, Mississippi 39701.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed by Bendover Corp., f/k/a DiamondBack Directional, Inc., a Texas corporation ("Bendover"), and Alan W. Mann ("Mann") and M. Dale Jowers ("Jowers"), natural persons. Mann and Jowers are officers and directors of Bendover, and each own approximately 42.5% of the outstanding shares of capital stock of Bendover. There is no change in this section.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION

     There is no change in this section.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) (i) Bendover is the beneficial owner of 647,569 shares, representing 16.6%, of the Issuer's Common Stock. Mann and Jowers may be deemed to be the beneficial owners of the shares of Common Stock of the Issuer owned by Bendover as a result of Mann and Jowers each owning 42.5% of Bendover. Mann and Jowers disclaim beneficial ownership of all shares of Common Stock of the Issuer owned by Bendover, and the filing of this Amendment No. 2 to Schedule 13D shall not be construed as an admission thereof.

          (ii) Mann is the beneficial owner of an additional 784 shares, representing less than 0.1% of the Issuer's Common Stock.

          (iii) Jowers is the beneficial owner of an additional 13,000 shares, representing less than 0.1% of the Issuer's Common Stock.

CUSIP No. 092260 50 4                                       Page 6 of 7 Pages

     (b) Bendover has the sole power to vote and the sole power to dispose of all shares of Common Stock described in Paragraph (a)(i) above. Mann and Jowers may be deemed to have shared power to vote and shared power to dispose of all of the shares of Common Stock of the Issuer described in Paragraph (a)(i) as a result of Mann and Jowers each owning 42.5% of Bendover. Mann has the sole power to vote and the sole power to dispose of all shares of Common Stock described is Paragraph (a)(ii) above. Jowers has the sole power to vote and the sole power to dispose of all shares of Common Stock in Paragraph (a)(iii) above.

     (c) None of the persons named in response to Paragraph (a) above has effected any transactions in the Common Stock of the Issuer during the past 60 days, except that Jowers has disposed of the following shares of Common Stock of the Issuer in the open market:

                                  Number     Sale Price
          Date                   of Shares   Per Share
          ----                   ---------   ----------
          December 29, 1998          6,500     $1.06250
          December 29, 1998          3,500      1.12500
          December 29, 1998            500      1.06250
          December 30, 1998         10,000      1.00160
          December 31, 1998         10,000       .97970
          December 31, 1998          4,000       .96875
                                    ------
               Total                34,500
                                    ======

     (d) There is no change in this section.

     (e) There is no change in this section.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There is no change in this section.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     There is no change in this section.

CUSIP No. 092260 50 4                                       Page 7 of 7 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BENDOVER CORP.,
                                    f/k/a DiamondBack Directional, Inc.



Date:  February 22, 1999            By: /s/ Alan W. Mann
                                       -----------------
                                    Alan W. Mann, President


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 22, 1999            /s/ Alan W. Mann
                                    ----------------
                                    ALAN W. MANN


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 22, 1999            /s/ M. Dale Jowers
                                    ------------------
                                    M. DALE JOWERS